POWER OF ATTORNEY


Know all persons by these presents, that I have granted to Stephen K. Kozachok, a limited, revocable power of attorney effective June 30, 2006, for the sole purpose of filing any Form 3, Form 4 or Form 5 on my behalf with the United States Securities and Exchange Commission (and obtaining any SEC EDGAR codes necessary to do so) in connection with my association with St. Jude Medical, Inc.

IN WITNESS WHEREOF, I have hereunto set my hand.

/s/ William J. McGarry
William J. McGarry